

THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596 5060, Fax. (66) 2591-0705
www.thaicom.net, www.ipstar.co



10015358

RECEIVED
2010 MAR 15 P 4:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref. No. TC 125/2010

March 2, 2010

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Thaicom Public Company Limited

TO WHOM IT MAY CONCERN

Shin Satellite Public Co Ltd

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of ~~Thaicom Company Limited~~ (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 016/2010**

  Subject: Informing about the verdict of the Supreme Court in the section of criminal case of the politician is not binding on the Company

  Date: March 2, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

T. Chuaychoo

Ms. Tanyapas Chuaychoo
Corporate Communications Manager
Thaicom Public Company Limited
Enclosure

dlw 3/16

Rule 12g3-2 (b) Exemption File No. 82-4527

Summary Translation Letter
To the Stock Exchange of Thailand
March 2, 2010

TC-CP 016/2010

March 2, 2010

Subject: Informing about the verdict of the Supreme Court in the section of criminal case of the politician is not binding on the Company

To: The President
The Stock Exchange of Thailand

THAICOM Public Company Limited (the "Company") would like to inform that according to the verdict of the Supreme Court in the section of criminal case of the politician against Pol. Capt. Thaksin Shinawatra on 26 February 2010 which has statements mentioning about the undertaking between state agencies and the Company and referring to the name of the Company, the Company would like to clarify that the Company was not a defendant under the claim judged by the Supreme Court therefore the verdict is not binding on the Company.

Since the Company has been undertaking and operating with good faith in compliance with laws and terms and conditions of operating agreements and strictly under the Company's extensive corporate governance policy, the Company confides that the Company can clarify historical background, principles and rationales of the Company's actions in respect of those issues to the relevant authorities.

Please be informed accordingly.